STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	May 25, 2006
Corporate Office:	#SRU-14-06
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB

Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD COMPLETES PRIVATE PLACEMENT

VANCOUVER, B.C. (May 24, 2006) – Starfield Resources Inc. (TSX.V: SRU and OTC BB:SRFDF) (“Starfield” or the “Company”) is pleased to announce that it has completed the second closing of its previously announced private placement offering of up to $16,566,653 (the “Offering”). Starfield completed the offering of an additional 4,349,060 units of the Company at a price of $0.53 per unit for aggregate proceeds of $2,305,000. Each unit consists of one common share and one-half of one transferable common share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.75 per common share during the period ending one year from May 23, 2006. This closing together with the first closing of $14,261,652 announced on May 11, 2006 results in gross proceeds of approximately $16,566,653 received by the Company.

Max Capital Markets Ltd. received a further finder’s of $18,550 and 143,165 compensation options. The compensation options may be exercised at a price of $0.65 per common share during the period ending one year from May 23, 2006.

The shares, warrants and any shares acquired on the exercise of warrants will be subject to a four month hold period expiring September 24, 2006.

About Starfield

Starfield Resources Inc. is an advanced exploration and development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed more than 100,000 metres of diamond drilling in 243 holes. In addition to the NI 43-101 technical report dated May 15, 2006 by N.C. Carter PhD. P.ENG which was filed on Starfield’s SEDAR website on May 25, 2006, the Company expects to announce the results of geostatistical evaluations and a scoping study in 2006. A developing feature of this mineral district is the significant discovery of high grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield’s Ferguson Lake Project is unfolding as Nunavut’s largest ongoing base and precious metal project.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

Caution concerning forward-looking statements

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1993, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

For further information contact:

Michael Joyner	or	Leif Smither
The Equicom Group		Starfield Resources
416-815-0700 ext.275		1-877-233-2244
mjoyner@equicomgroup.com		www.starfieldres.com